SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Routine announcements in the period from
3 June to 1 July 2016

01 July 2016	Total Voting Rights

01 July 2016	Director’s Other Appointment

29 June 2016	Notification of Directors’ Interests – Long Term Performance Plan

17 June 2016	Notification of Directors’ Interests – Annual Performance Plan

16 June 2016	Notification of Directors’ Interests – Deferred Share Plan

08 June 2016	Notification of Major Interest in National Grid Ordinary Shares

07 June 2016	Notification of Directors’ Interests – NG Share Incentive Plan

Note: During the period a ‘same day’ Form 6-K was issued in respect of the following National Grid plc announcements:

9 June 2016: Scrip Dividend for 2015/16 Final Dividend
7 June 2016: Publication of Annual Report and Accounts and Notice of AGM 2016